UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

Room 805, West Tower, Century Fortune Center Guanghua Road

Chaoyang District, Beijing

People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Luokung Technology Corp. (the “Company”) furnishes under the cover of Form 6-K the following event:

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On March 27, 2025, the Nasdaq Stock Market LLC (“Nasdaq”) notified the Company (the “Company”) that the Nasdaq Hearings Panel (the “Panel”) has determined to affirm the denial of the Company’s request to continue its listing of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), and that trading of the Company’s Ordinary Shares will be suspended at the open of trading on March 31, 2025 (the “Decision”).

As previously reported, on February 11, 2025, the Company has received a letter from the Nasdaq notifying that the Company is not in compliance with Nasdaq Listing Rule 5550(b), and the Nasdaq staff has determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time. As a result, the Nasdaq staff has determined to deny the Company’s request for continued listing on The Nasdaq Capital Market. The Company timely requested a hearing to appeal such determination, and such hearing was held on March 20, 2025. The Panel made the Decision to delist the Company’s shares from the Nasdaq Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 28, 2025
Luokung Technology Corp.

	By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer

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